UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 26, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 22 January 2021

To support its fibre development in rural areas and underline the value of its infrastructure, Orange creates Orange Concessions through a partnership with long term investors

•    With over 4.5 million FTTH plugs, Orange Concessions will be the leading fibre network operator in rural France

•    Following a competitive process including leading international investors, the best offer to acquire a 50% co-controlling equity interest of Orange Concessions was from La Banque des Territoires (Caisse des D p ts), CNP Assurances ( CNP ) and EDF Invest consortium

•    This transaction values Orange Concessions at 2.675 billion euros

•    In line with its Engage 2025 strategic plan, this partnership gives Orange the flexibility to reinforce its development in fibre, notably in rural areas

Orange has entered into an exclusivity agreement with La Banque des Territoires (Caisse des D p ts), CNP Assurances ( CNP ) and EDF Invest for the sale of a 50% equity interest and co-control of Orange Concessions.

With 23 public initiative networks (PIN) representing over 4.5 million built or to-be-built plugs, Orange Concessions will be France s leading fibre-to-the-home (FTTH) operator of networks rolled out and operated on behalf of local public authorities.

The partnership between Orange, France s and Europe s leader in fibre roll-out, and long-term and renowned investors in both infrastructure and local development will enable Orange Concessions to fully seize growth opportunities. This transaction will allow Orange to support its ambitions in public initiative networks while sharing required investment.

The networks operated by Orange Concessions on behalf of local public authorities are open to all operators. Fibre roll-out and maintenance will continue to be performed by Orange who holds an efficient and proven industrial tool. On a local level, the teams working in partnership with local authorities with maintain the same level of mobilisation and commitment.

This transaction values Orange Concessions at 2.675 billion euros, which highlights the value and the relevance of Orange s investments in fibre. Orange will hold a call option that will enable it to take control and consolidate Orange Concessions in the future.

The transaction is expected to close by end 2021.

Commenting on this partnership, St phane Richard, Chairman & CEO of Orange stated:

I am delighted that Orange, Europe s leader in fibre roll-out, is now set to establish this partnership in its domestic market with recognized investors who share our vision of digital communication infrastructure development.

Through this partnership, Orange holds the means to pursue the development of fibre in rural areas, by winning new public initiative networks or by participating in market consolidation. This is a key milestone in the delivery of our Engage 2025 strategic plan.

As to its financial merits, the achieved valuation reveals the value of Orange s investments in fibre as well as the relevance of such strategic move.

About Orange

Orange is one of the world s leading telecommunications operators with sales of 42 billion euros in 2019 and 143,000 employees worldwide at 30 September 2020, including 83,000 employees in France. The Group has a total customer base of 257 million customers worldwide at 30 September 2020, including 212 million mobile customers and 21million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Tom Wright; tom.wright@orange.com; 06 78 91 35 11

Olivier Emberger; olivier.emberger@orange.com

ORANGE

Date: January 26, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations